Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(2)
May 20, 2008 at 4:00 pm

AMER SPORTS NOMINATION COMMITTEE PROPOSAL FOR BOARD COMPOSITION

Amer Sports Corporation's Nomination Committee proposes to the forthcoming Extraordinary Shareholders Meeting, to be held on June 4, 2008, that Anssi Vanjoki, Ilkka Brotherus, Felix Björklund and Pirjo Väliaho be re-elected as a member of the Board of Directors. Moreover, the Committee proposes that the following persons be appointed new board members: Martin Burkhalter, Christian Fischer and Bruno Sälzer.

Mr Martin Burkhalter, 56, (Swiss nationality) is Chief Commercial Officer at Vizrt (www.vizrt.com), a Norwegian software company specializing in video production technology that is listed on the Oslo and Frankfurt Stock Exchanges.

- Formerly Mr Burkhalter worked as Senior Vice President and Managing Director for Reebok EMEA (www.reebok.com) in Paris and as CEO of Intersport International Corporation (www.intersport.com), Bern.
- He has experience from branded consumer goods wholesale and retail organizations, turnarounds, and implementing new strategic solutions for profit enhancement and business growth.

Mr Christian Fischer, 43, (Austrian nationality) is the founder and major shareholder of Accelate, Business Launch and Expansion GmbH (www.accelate.com) and previously served as a management consultant with A.T.Kearney (www.atkearney.com) in Munich. Mr Fischer is also the founder and major shareholder of Austria's leading security retail chain, Security Land (www.securityland.at).

- Mr Fischer is an experienced international management consultant with a background in the fields of sporting goods, branding, and in redesigning the marketing and sales organizations of leading international branded consumer goods companies.
- He has implemented growth strategies and has restructuring experience.

Mr Bruno Sälzer, 50, (German nationality) was Chairman and CEO of Hugo Boss AG (group.hugoboss.com) in Germany in 2002–2008 and has been a member of the Managing Board at Hugo Boss since 1995.

- Formerly Mr Sälzer worked for Schwarzkopf AG (www.schwarzkopf.com) and Beiersdorf AG (www.beiersdorf.com) in Germany.
- He is a strong, international manager with brand and retail knowledge as well as fashion and sports products knowledge. Mr Sälzer is a well know authority in metropolitan behavioral trends and their business impacts.

The Board's term of service will run through the 2009 Annual General Meeting.

It has been brought to the Committee's attention that shareholders representing approximately 55% of the Amer Sports Corporation's shares and votes will support the proposal on the Extraordinary Shareholders Meeting.

Nomination Committee
The Nomination Committee comprises of four independent members of the Board of Directors: Ilkka Brotherus (Chairman of the Committee), Anssi Vanjoki, Timo Maasilta and Felix Björklund.

For further information, please contact:
Mr Anssi Vanjoki, Chairman of the Amer Sports Corporation Board, tel. +358 400 536 172

AMER SPORTS CORPORATION
Communications

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Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
OMX Nordic Exchange Helsinki
Major media
www.amersports.com

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
May 23, 2008 at 11:30 am

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Novator Finland Oy (business code 1965835-5) has on May 22, 2008 extended its OMX market forwards and entered into a securities lending agreement concerning the company's shares.

On March 19, 2008, Novator Finland Oy notified of a partial conversion of direct holdings in shares of Amer Sports Corporation into OMX market forwards. The period of the forward contracts has been extended to August 21, 2008. Furthermore, Novator Finland Oy has entered into a securities lending agreement, whereby Novator Finland Oy will hold directly the same amount of shares that are underlying of the OMX market forwards from May 23 through May 26, 2008.

Therefore, during this period, Novator Finland Oy's direct and potential holding in Amer Sports Corporation will temporarily exceed one-fourth (1/4) of the company's shares and voting rights. However, since the securities lending agreement concerns the same amount of shares that are underlying of the OMX market forwards, Novator Finland Oy's existing and potential holding in the company will not in practice change from the previous level of 20.11% of share capital and voting rights.

After settlement of the securities lending agreement concerning 7,000,000 shares in the company and for the period of the lending agreement, Novator Finland Oy will directly hold 14,688,900 shares, representing 20.11% of the company's shares and voting rights.

Amer Sports capital consists of 73,045,551 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation,
tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
May 23, 2008 at 1:00 pm

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Danske Bank A/S Helsinki Branch's (1078693-2) ownership of Amer Sports Corporation share capital and voting rights has fallen below one-twentieth (1/20) on May 23, 2008, following a share loan agreement.

In addition, Danske Bank A/S's Helsinki Branch has informed that according to the existing loan agreement, the shares will return to its possession on May 27, 2008, which will return its ownership rights to one-twentieth (1/20) of the company's share capital and voting rights. The Danske Bank A/S Helsinki Branch owns 7,000,000 shares, which represent 9.58% of the company's share capital and voting rights.

Amer Sports capital consists of 73,045,551 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation,
tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
May 28, 2008 at 10:30 am

VINCENT WAUTERS APPOINTED AMER SPORTS SENIOR VICE PRESIDENT, SUPPLY CHAIN AND INFORMATION TECHNOLOGY

Mr. Vincent Wauters has been named Amer Sports Senior Vice President, Supply Chain and Information Technology. The newly created position has been established to reinforce the company's efforts in developing synergies through common platforms in the areas of Supply Chain and Information Technology. Mr. Wauters will join Amer Sports on September 1, 2008.

Mr. Wauters holds a Post Graduate degree in geopolitics from U:L:B Brussels University, Belgium. He is joining Amer Sports from Newell Rubbermaid (www.newellrubbermaid.com) in Paris, France, where he held the position of Vice President, Supply Chain, EMEA. Mr. Wauters will relocate to Helsinki, Finland and will be based at Amer Sports headquarters.

Mr. Wauters will report to Mr. Roger Talermo, Amer Sports' President and CEO and will be a member of Executive Board.

For further information, please contact:
Mr. Max Alfthan, Senior Vice President, Communications, Amer Sports Corporation, tel. +358 9 7257 8216

AMER SPORTS CORPORATION
Communications

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END